CUSIP NO. 300904 10 90            13D/A             Page 1 of 5 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AM
                   ENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)*

                                  Excite, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                  300904 10 90
                                 (CUSIP Number)

                George Vradenburg, III, Esquire, General Counsel,
           America Online, Inc., 22000 AOL Way, Dulles Virginia 20166
                                 (703) 448-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 December 26, 1997
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .__

           Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


__________________
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300904 10 90              13D/A                  Page 2 of 5 Pages

  1
        NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
        ONLY)

        America Online, Inc.
        54-1322110

  2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)    __
                                                        (b)      X
  3
        SEC USE ONLY
  4
        SOURCE OF FUNDS*                              N/A
  5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)               __
  6
        CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

              7
 NUMBER OF         SOLE VOTING POWER                  2,405,532
  SHARES      8
                   SHARED VOTING POWER                  383,824
BENEFICIALLY  9
  OWNED BY        SOLE DISPOSITIVE POWER              2,405,532
    EACH
 REPORTING   10
                   SHARED DISPOSITIVE POWER             383,824
PERSON
 WITH
 11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                              2,789,356
 12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                       X
 13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           17.1%
 14
        TYPE OF REPORTING PERSON*                           CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 300904 10 90             13D/A               Page 3 of 5 Pages

 1
        NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
        ONLY)

        AOL Ventures, Inc.
        54-1797162
 2
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)    __
                                                         (b)    X
 3
        SEC USE ONLY
 4
        SOURCE OF FUNDS*                              N/A
 5
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT
         TO ITEMS 2(d) OR 2(e)                        __
 6
        CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware
 NUMBER OF    7
                   SOLE VOTING POWER                  0
  SHARES      8
                   SHARED VOTING POWER                383,824
BENEFICIALLY  9
 OWNED BY          SOLE DISPOSITIVE POWER             0
   EACH
 REPORTING    10
                   SHARED DISPOSITIVE POWER           383,824
PERSON
 WITH
 11
        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                              383,824
 12
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                     X
 13
        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                          2.4%
 14
        TYPE OF REPORTING PERSON*                          CO


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 300904 10 90              13D/A                 Page 4 of 5 Pages

      This statement constitutes Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D originally filed on April 11, 1997 (the "Original Filing") and amended on October 20, 1997 ("Amendment No. 1") and January 12, 1998 ("Amendment No. 2") by America Online, Inc., a Delaware corporation ("America Online") and AOL Ventures, Inc. a Delaware corporation and wholly-owned subsidiary of America Online ("AOL Ventures"), with respect to the Common
Stock of Excite, Inc., a California corporation ("Excite").   This filing is
being made on behalf of America Online and AOL Ventures (collectively, "AOL").

ITEM 5    INTEREST IN SECURITIES OF THE ISSUER

     As of the date hereof:

           (a) America Online owns directly: 2,405,532 shares of common stock, par value $.01 per share (the "Common Stock") of Excite.

           (b) AOL Ventures owns directly (on an as-converted-to-Common-Stock basis) 383,824 shares of Common Stock of Excite, as follows: (i) a Series E-3 Preferred Stock Warrant held by AOL Ventures that is exercisable for 325,000 shares of Series E-3 Preferred Stock of Excite; and (ii) 58,824 shares of Common Stock of Excite. As a wholly-owned subsidiary of America Online, AOL Ventures may be deemed to have shared beneficial ownership with America Online of the shares of Common Stock held by AOL Ventures.

      The 2,789,356 shares of Common Stock (on an as-converted-Common-Stock basis) held in the aggregate by AOL constitutes 17.1% of the number of shares of Common Stock of Excite outstanding (based upon the number of shares of Common Stock outstanding on October 31, 1997 as reported in Excite's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997).

      AOL reported in Amendment No. 2 that America Online owned directly 2,250,777 shares of Common Stock. The statement should have reported the direct ownership of 2,405,532 shares of Common Stock of Excite.


CUSIP NO. 300904 10 90               13D/A                Page 5 of 5 Pages

      Since the date of Amendment No. 2, America Online and/or AOL Ventures have not participated in any transactions involving equity securities of Excite.


SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AMERICA ONLINE, INC.:         January 20, 1998
                              Date



                              /s/Lennert J. Leader
                              Signature



                              Lennert J. Leader, Senior Vice President,
                              Chief Financial Officer, Treasurer, Chief
                              Accounting Officer and Assistant Secretary
                              Name/Title



       After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


AOL VENTURES, INC.:           January 20, 1998
                              Date



                              /s/Lennert J. Leader
                              Signature



                              Lennert J. Leader, Senior Vice President
                              Name/Title